06006177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASHINGTON, DC
209

SEC FILE NUMBER
~~8-18,951~~ 18951

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.A. SHESLOW, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street
(No. and Street)

New York (City) NY (State) 10006-1819 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Everett Sheslow 212-669-6210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen and Glaser CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

60 Cutter Mill Road, Suite 310, Great Neck, NY 11021
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everett Sheslow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.A. Sheslow, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public State of Florida
Mary Jane Miranda
My Commission DD420110
Expires 04/18/2009

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.A. SHESLOW, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

E.A. SHESLOW, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2005

TABLE OF CONTENTS

ROSEN AND GLASER C.P.A.s, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITORS' REPORT

E.A. Sheslow, Inc.
2 Rector Street
New York, NY

We have audited the accompanying statement of financial condition of E.A. Sheslow, Inc., as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of E.A. Sheslow, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROSEN AND GLASER CPAs, P.C.

Rosen and Glaser

February 15, 2006
Great Neck, NY

E.A. SHESLOW, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 1,050,767	
Receivable from Broker-Dealers and Clearing Organizations (Note 3)	3,910,650	
Commissions Receivable	7,852	
Marketable Securities Owned, at Market Value (Note 4)	1,368,333	
Membership in Amex: Owned, at adjusted cost (Market Value $155,000)	64,182	
Fixed Assets, Net of Accumulated Depreciation of $15,310	23,588	
Inventory - Jewelry	568,229	
Other Assets	8,671	
TOTAL ASSETS		$ 7,002,272

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 214,098	
Taxes Payable	710,868	
Loans Payable (Note 5)	12,000	
Securities Sold, Not Yet purchased, at Market Value	25,250	
	962,216	
Stockholders' Equity:		
Common Stock, Class A voting no par value, 200 shares authorized, issued and outstanding	5,459	
Common Stock, Class B voting no par value, 200 shares authorized, issued and 170 shares outstanding	4,632	
Additional Paid-In Capital	90,826	
Retained Earnings	6,268,552	
Less: 30 shares of Class B common stock in treasury	(329,413)	
TOTAL STOCKHOLDERS' EQUITY	6,040,056	
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 7,002,272

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

INCOME:		
Commissions	$ 153,914	
Interest and Dividends Income	136,983	
Trading Gains	2,452,002	
Other Income - Jewelry	530,767	
Miscellaneous	21,002	
		$3,294,668
EXPENSES:		
Officer's Salary	675,000	
Salaries - Other	1,545,001	
Director's Fees	10,000	
Communications and Data Processing	347	
Floor Brokerage	51,870	
Regulatory Fees and Expenses	145,209	
Interest Expense	1,080	
Travel, Entertainment and Promotion	44,787	
Employee Benefits	39,826	
Telephone	10,985	
Payroll Taxes	55,282	
Professional Fees	30,267	
Office Expense	7,976	
Insurance	16,957	
Rent Expense	55,522	
Clearance Charges	94,953	
Charitable Donations	1,520	
Dues and Fees	102	
Shipping Expenses	1,508	
Purchases, Net - Jewelry	313,719	
Depreciation	4,700	
		3,106,611
Net Income Before Provision for Income Taxes		188,057
Provision for Income Taxes		2,792
NET INCOME		$ 185,265

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$ 185,265
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
Depreciation	4,700
Changes in Operating Assets and Liabilities:	
Decrease in Commissions Receivable	18,148
(Increase) in Receivable from Broker - Dealers, Net	(294,892)
Decrease in Marketable Securities	77,240
Decrease in Jewelry Inventory	6,959
(Increase) in Other Assets	(6,086)
Increase in Accounts Payable	143,032
Increase in Taxes Payable	680,668
Increase in Securities Sold, Not Yet Purchased	25,250
NET INCREASE IN CASH PROVIDED BY OPERATING ACTIVITIES	840,284
CASH AND CASH EQUIVALENTS - JANUARY 1	210,483
CASH AND CASH EQUIVALENTS - DECEMBER 31	$1,050,767

Supplemental disclosures:

Cash paid for interest	$1,080
Cash paid for taxes	$19,608

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

E.A. SHESLOW, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock Class A		Common Stock Class B		Treasury Stock Class B		Additional Paid in Capital	Retained Earnings	TOTAL
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, January 1, 2005	200	$ 5,459	170	$ 4,632	30	$(329,413)	$ 90,826	$6,083,287	$5,854,791
Net Income	-	-	-	-	-	-	-	185,265	185,265
Balance, December 31, 2005	200	$ 5,459	170	$ 4,632	30	$(329,413)	$ 90,826	$6,268,552	$6,040,056

The accompanying notes are an integral part of these financial statements
See Independent Auditors' Report

1. Organization

The company was incorporated under the laws of the State of Iowa on January 3, 1969. It is a member of the American Stock Exchange and operates as a floor broker. The company also deals in estate jewelry.

2. Statement of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Depreciation

Depreciation is provided on a straight-line basis using an estimated useful life of approximately five years.

Income Taxes

The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Exchange Membership

The Company's exchange membership, which represents ownership interest in the American Stock Exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with an initial maturity of three months or less, that are not held for sale in the ordinary course of business. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value). Inventory consists of various items of estate jewelry.

3. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2005, consist of the following:

Receivable from Clearing Organization	$2,527,670
Receivable from Broker-Dealer	1,382,980
	$3,910,650

See Independent Auditors' Report

4. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate Stocks	$1,368,333	
Futures and Options		$25,250

5. Loans Payable

Loans payable consists of two demand loans of $6,000 bearing an interest rate of 13½% to two related parties.

6. Financial Instruments

Accounting Policies:

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market values. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues.

Fair values of forwards, swaps and option contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in future transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Concentration of Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. Commitments and Contingencies

The Company rents space under a license agreement with Bear Stearns on a year to year basis; it includes a minimum annual license fee of $19,246.37 and additional charges for an escalation fee and electricity. The Company also rents an apartment in New York for approximately $2,600 a month.

The Company has an unsolicited and unused line of credit of $100,000 with Chase Bank.

8. Exchange Member Guarantees

The Company is a member of the American Stock Exchange that trades and clears securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirements to make payments under these agreements is remote.

9. Net Capital Requirements

E.A. Sheslow Inc. is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2005, E.A. Sheslow Inc. had net capital of $4,552,859 after eliminating non-allowable assets. This was $4,452,859 in excess of its required net capital. The Company's net capital ratio was .21 to 1.

10. Income Taxes

Income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No.109, Accounting for Income Taxes, is as follows:

Federal	$ (8,252)
State and local	11,044
	$ 2,792

ROSEN AND GLASER C.P.A.S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
60 CUTTER MILL ROAD • GREAT NECK, N.Y. 11021

516-829-8540 FAX 516-829-8568

AMERICAN INSTITUTE OF C.P.A.'S
NEW YORK STATE SOCIETY OF C.P.A.'S
MURRAY M. ROSEN
JEFFREY I. GLASER

INDEPENDENT AUDITORS'
REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

E.A. Sheslow, Inc.
2 Rector Street
New York, NY

In planning and performing our audit of the financial statements of E.A. Sheslow, Inc. ("the Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15C3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal

control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the American Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROSEN AND GLASER CPAs, P.C.

February 15, 2006
Great Neck, NY

E.A. SHESLOW, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 of the
SECURITIES and EXCHANGE COMMISSION
as of DECEMBER 31, 2005

NET CAPITAL			
Total Stockholders' Equity Qualified for Net Capital		$	6,040,056
Deductions and/or Charges:			
Nonallowable Assets:			
Exchange Memberships	$ 64,182		
Furniture, Equipment, and Leasehold Improvements	23,588		
Other Assets	576,900		664,670
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)			5,375,386
Haircuts on Securities:			
Trading and Investment Securities:			
Money Market	30,679		
Stocks	791,848		822,527
Net Capital		$	4,552,859
No Undue Concentrations			
Aggregate Indebtedness			
Items Included in Statement of Financial Condition:			
Accounts Payable and Accrued Expenses		$	214,098
Taxes Payable			710,868
Loans Payable			12,000
Securities Sold, Not Yet Purchased			25,250
Total Aggregate Indebtedness		$	962,216
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required:		$	64,147
Minimum Dollar Requirement		$	100,000
Excess Net Capital		$	4,452,859
Excess Net Capital at 1000%		$	4,456,637
Ratio: Aggregate Indebtedness to Net Capital			.21 to 1

See Independent Auditors' Report

E.A. SHESLOW, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 of the
SECURITIES and EXCHANGE COMMISSION
as of DECEMBER 31, 2005

Net Capital, as Reported in Company's Part 11A (unaudited) Focus Report		$	4,747,220
(Decrease) in Market Value of Allowable Assets			(15,160)
Increase (Decrease) in Aggregate Indebtedness:			
Tax Accrual	(18,000)		
Bonus and Miscellaneous Accruals, Net	198,947		(180,947)
Recomputation of Haircut Due to Change in Value of Securities			1,746
NET CAPITAL		$	4,552,859

See Independent Auditors' Report